April 24, 2018

George Yeh
President
Taiwan Liposome Company, Ltd.
11F-1, No. 3 Yuanqu Street
Nangang District
Taipei City, Taiwan 11503
Republic of China

       Re: Taiwan Liposome Company, Ltd.
           Amendment No. 1 to Registration Statement on Form F-1
           Filed April 16, 2018
           File No. 333-223090

Dear Mr. Yeh:



      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 27, 2018 letter.

Form F-1 Filed April 16, 2018

Cover Page

1. Although Rule 430A of the Securities Act of 1933 permits registrants to omit certain pricing-related information from a registration statement that is declared effective, your filing must include the amount of securities to be offered in a pre-effective amendment.
 George Yeh
Taiwan Liposome Company, Ltd.
April 24, 2018
Page 2
      Accordingly, revise your registration statement to disclose the number of securities you are registering, rather than registering a dollar amount. For guidance, refer to Question
      227.02 of Compliance and Disclosure Interpretations for Securities Act Rules.
Prospectus Summary
Pipeline, page 3

2. The table of your product candidate pipeline on pages 4 and 79 should reflect the actual, and not the anticipated, status of your pipeline candidates as of the latest practicable date.
      The table currently suggests that TLC590 is in the midst of Phase I trials but your disclosure indicates that you filed an IND application for in April 2018 and have not initiated clinical trials. Please revise the table to reflect the actual status of TLC590.
Risk Factors
Delays in clinical trials are common and have many causes, and any delay could result in increas ed costs..., page 17

3. We note your disclosure on page 17 that an independent safety monitoring committee requested a temporary recruitment pause of TLC399. Please include disclosure in your prospectus summary indicating that TLC399 is subject to a temporary recruitment pause, revise the pipeline chart on pages 4 and 79 to indicate that TLC399 is subject to a temporary recruitment pause, and revise your Business section to explain the particular findings or concerns that led to the temporary recruitment pause. Principal Shareholders, page 136

4. We note that in response to comment one of our letter dated February 27, 2018 you have updated the beneficial ownership as of March 31, 2018. However, we note that information with respect to beneficial ownership be your directors, executive officers, statutory auditors and holders of more than 5% of your outstanding common shares is as of October 2, 2017. Please revise your registration statement to provide beneficial ownership information for your directors and members of your administrative, supervisory or management bodies as of the most recent practicable date. See Item 6.E of Form 20-F.
       You may contact Franklin Wyman at 202-551-3660 or Lisa Vanjoske at 202-551-3614 if
you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at 202-551-2544 or Erin Jaskot at 202-551-3442 with any other questions.


FirstName LastNameGeorge Yeh
                                                             Division of
Corporation Finance
Comapany NameTaiwan Liposome Company, Ltd.
                                                             Office of
Healthcare & Insurance
June 16, 2017 Page 2
cc: Charlie Kim, Esq.
FirstName LastName